As of December 31, 2021

See Footnotes for details about the assets and calculations reflected under each column.
Majority-Owned Subsidiaries and VIEs that are Investment Companies are highlighted in Red.
The columns reflecting "Bad Assets" are highlighted in Yellow.
Majority-Owned Subsidiaries and VIEs with no assets were excluded from this analysis.
All amounts in thousands and RMB

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K	Column L	Column M	Column N	Column O	Column P	Column Q	Column R	Column S
Corporate Entities	Type of Entity FN (1)	Status of Entity FN (2)	Value of Good Majority-Owned Subsidiaries/VIEs FN (3)	Value of Bad Majority-Owned Subsidiaries/VIEs FN (4)	Cash Items & Government Securities FN (5)	Time Deposits FN (6)	Short Term Investments FN (7)	Investment Securities FN (8)	Good Intercompany Receivables FN (9)	Bad Intercompany Receivables FN (10)	Operating Assets FN (11)	Intercompany Trade Receivables FN (12)	Cash Pooling Arrangement Intercompany Receivables FN (13)	Off Balance Sheet IP Assets(14)	Total Assets FN (15)	Adjusted Total Assets FN (16)	Bad Assets FN (17)	40% Test Calculation FN (18)
Zepp Health Corporation	Holding Company	Operating Company	681,040	108,334	19,634	-	-	-	-	28,414	3,010	-	-	-	840,432	820,798	136,748	16.7%
Direct Subsidiaries of Zepp Health Corporation																		
Zepp Investment Platform	Wholly-owned Subsidiary of Zepp Health Corp	Investment Company	-	-	369	-	-	119,435	-	-	10	-	-	-	119,814	119,445	119,435	100.0%
Zepp North America Inc.	Wholly-owned Subsidiary of Zepp Health Corp	Operating Company	-	-	60,123	-	-	-	-	58,873	194,478	-	-	-	313,474	253,351	58,873	23.2%
Zepp Inc	Wholly-owned Subsidiary of Zepp Health Corp	Operating Company	-	-	6,041	-	-	-	24,185	24,968	69,269	-	-	-	124,463	118,422	24,968	21.1%
Hong Kong Zepp Holding Limited	Wholly-owned Subsidiary of Zepp Health Corp	Operating Company	188,464	121,111	5,431	-	-	59,920	86,653	10,209	44,394	128	-	-	516,310	510,879	191,240	37.4%
Direct Subsidiaries of Zepp Inc.																		
Zepp Israel Ltd	Wholly-owned Subsidiary of Zepp Inc.	Operating Company	-	-	271	-	-	-	-	-	5,524	-	-	-	5,795	5,524	-	0.0%
Zepp Inc (Canada)	Wholly-owned Subsidiary of Zepp Inc.	Operating Company	-	-	4,509	-	-	-	-	-	31,900	2,101	-	-	38,510	34,001	-	0.0%
Direct Subsidiaries of Hong Kong Zepp Holding Limited																		
PAI Health Inc.	Wholly-owned Subsidiary of Hong Kong Zepp Holding Limited	Operating Company	-	-	2,511	-	-	-	-	-	1,767	4,073	-	26,023	34,374	31,863	-	0.0%
DingShow	Wholly-owned Subsidiary of Hong Kong Zepp Holding Limited	Investment Company	-	-	49	-	-	25,769	-	-	-	-	-	-	25,818	25,769	25,769	100.0%
Galaxy Trading Platform	Wholly-owned Subsidiary of Hong Kong Zepp Holding Limited	Operating Company	3,073	-	330,393	-	-	-	2,244	3,027	136,740	1,861	-	-	477,338	146,945	3,027	2.1%
Beijing ShunYuan KaiHua Technology Co., Ltd	Wholly-owned Subsidiary of Hong Kong Zepp Holding Limited	Operating Company	20,000	-	30,809	-	-	-	86,980	15,501	186,995	43,940	-	-	384,225	353,416	15,501	4.4%
WOFE Beijing Huami Intelligent Technology Co., Ltd	Wholly-owned Subsidiary of Hong Kong Zepp Holding Limited	Investment Company	-	28,570	21,718	-	-	-	-	-	4,491	-	-	-	54,779	33,061	28,570	86.4%
WOFE Anhui Huami Health Technology Co., Ltd	Wholly-owned Subsidiary of Hong Kong Zepp Holding Limited	Investment Company	-	101,664	94	-	-	-	41	20,888	127,744	-	-	-	250,432	250,338	122,552	49.0%
Direct Subsidiaries of Galaxy Trading Platform																		
Zepp Europe Holding B.V.	Wholly-owned Subsidiary of Galaxy Trading Platform	Operating Company	-	-	447	-	-	-	-	-	3,409	-	-	-	3,856	3,409	-	0.0%
Zepp (Thailand) Co.,Ltd.	Wholly-owned Subsidiary of Galaxy Trading Platform	Operating Company	-	-	929	-	-	-	-	-	10	-	-	-	939	10	-	0.0%
Direct Subsidiaries of Zepp Europe Holding B.V.																		
Zepp Deutschland GmbH	Wholly-owned Subsidiary of Zepp Europe Holding B.V.	Operating Company	-	-	226	-	-	-	-	-	2,530	-	-	-	2,756	2,530	-	0.0%
Zepp Netherlands Trading B.V.	Wholly-owned Subsidiary of Zepp Europe Holding B.V.	Operating Company	-	-	31,428	-	-	-	-	-	109,743	-	-	-	141,171	109,743	-	0.0%
ZEPP Health UK Limited	Wholly-owned Subsidiary of Zepp Europe Holding B.V.	Operating Company	0	-	557	-	-	-	-	-	2,732	-	-	-	3,290	2,733	-	0.0%
Direct Subsidiaries of Beijing ShunYuan KaiHua Technology Co., Ltd																		
Shanghai Shengyin Technology Co.Ltd	Wholly-Owned Subsidiary of Beijing ShunYuan KaiHua Technology Co., Ltd	Operating Company	-	-	1	-	-	-	-	-	1	-	191,932	-	191,934	1	-	0.0%
Huami (Shenzhen) Information Technology Co., Ltd	Wholly-Owned Subsidiary of Beijing ShunYuan KaiHua Technology Co., Ltd	Operating Company	-	-	-	-	-	-	88	145,047	290,332	281	-	-	435,748	435,748	145,047	33.3%

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K	Column L	Column M	Column N	Column O	Column P	Column Q	Column R	Column S
Corporate Entities	**Type of Entity FN (1)**	**Status of Entity FN (2)**	**Value of Good Majority-Owned Subsidiaries/VIEs FN (3)**	**Value of Bad Majority-Owned Subsidiaries/VIEs FN (4)**	**Cash Items & Government Securities FN (5)**	**Time Deposits FN (6)**	**Short Term Investments FN (7)**	**Investment Securities FN (8)**	**Good Intercompany Receivables FN (9)**	**Bad Intercompany Receivables FN (10)**	**Operating Assets FN (11)**	**Intercompany Trade Receivables FN (12)**	**Cash Pooling Arrangement Intercompany Receivables FN (13)**	**Off Balance Sheet IP Assets(14)**	**Total Assets FN (15)**	**Adjusted Total Assets FN (16)**	**Bad Assets FN (17)**	**40% Test Calculation FN (18)**
Anhui Huami Information Technology Co., Ltd	VIE of Beijing ShunYuan KaiHua Technology Co., Ltd	Operating Company	140,433	-	988,899	-	19,351	341,517	335,857	448,584	2,945,698	239,175	-	-	5,459,514	4,470,615	809,452	18.1%
Huami Beijing Information Technology Co., Ltd	VIE of Beijing ShunYuan KaiHua Technology Co., Ltd	Operating Company	100	-	1,987	-	-	-	-	2,168	10,379	486	-	-	15,119	13,132	2,168	16.5%
Direct Subsidiaries of Huami Beijing Information Technology Co., Ltd.																		
Huami Beijing Medical Health Technology Co. Ltd	Wholly-Owed Subsidiary of Huami Beijing Information Technology Co., Ltd.	Operating Company	-	-	-	-	-	-	-	-	2,790	-	-	-	2,790	2,790	-	0.0%
Direct Subsidiaries of Beijing Huami Intelligent Technology Co., Ltd.																		
Huzhou Huayuan Chuangxu Management Consulting Partnership(L.P.)	Majority-Owned Subsidiary of Beijing Huami Intelligent Technology Co., Ltd.	Investment Company	-	33,000	-	-	-	-	-	9,718	-	-	-	-	42,718	42,718	42,718	100.0%
Direct Subsidiaries of Anhui Huami Health Technology Co., Ltd.																		
Anhui Shunyuan Xinke Management Consulting Partnership(L.P.)	Majority-Owned Subsidiary of Anhui Huami Health Technology Co., Ltd.	Investment Company	-	-	113	-	-	960,832	-	-	5,537	203	-	-	966,686	966,573	960,832	99.4%
Direct Subsidiaries of Anhui Huami Information Technology Co., Ltd.																		
Anhui Huami Healthcare Co., Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	-	-	-	-	-	2,548	-	941	9,679	-	1,073	-	14,242	13,168	3,489	26.5%
Hefei Huami Micro-electronics Co.Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	-	-	-	-	-	-	-	-	22,796	-	8,016	-	30,812	22,796	-	0.0%
Huami (Nanjing) Information Technology Co., Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	-	-	-	-	-	-	13	-	27,045	-	4,739	-	31,797	27,057	-	0.0%
Hefei Hi-Tech Huami Intelligence Polyclinic Co. Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	-	-	-	-	-	-	-	4	1,040	-	2,401	-	3,445	1,044	4	0.3%
Guoxu Insurance BrokersCo., Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	615	-	2,690	5,000	-	-	-	-	3,519	-	28,075	37,381	77,279	46,515	5,000	10.7%
Huami commercial management Co., Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	-	-	-	-	-	-	-	-	1,026	-	19,972	-	20,999	1,026	-	0.0%
Zepp Information Technology Co., Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	-	-	18	-	-	-	-	-	571	-	8,156	-	8,745	571	-	0.0%
Anhui Huami Medical System Co.Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	-	-	-	-	-	10,000	-	-	17,345	-	6	-	27,351	27,345	10,000	36.6%
Huami(Shenzhen) Healthcare Co., Ltd	Wholly-Owned Subsidary of Anhui Huami Information Technology Co., Ltd.	Operating Company	-	-	-	-	-	-	-	-	19,017	-	7	-	19,023	19,017	-	0.0%
Direct Subsidiaries of Guoxu Insurance BrokersCo., Ltd.																		
Guoxu Insurance BrokersCo., Ltd Beijing branch	Wholly-Owned of Guoxu Insurance BrokersCo., Ltd	Operating Company	-	-	94	-	-	-	-	-	36	-	-	-	130	36	-	0.0%
Guoxu Insurance BrokersCo., Ltd Jiangsu branch	Wholly-Owned of Guoxu Insurance BrokersCo., Ltd	Operating Company	-	-	100	-	-	-	-	-	21	-	-	-	121	21	-	0.0%
Guoxu Insurance BrokersCo., Ltd Shanghai branch	Wholly-Owned of Guoxu Insurance BrokersCo., Ltd	Operating Company	-	-	98	-	-	-	-	-	126	-	-	-	224	126	-	0.0%

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K	Column L	Column M	Column N	Column O	Column P	Column Q	Column R	Column S
Corporate Entities	Type of Entity FN (1)	Status of Entity FN (2)	Value of Good Majority-Owned Subsidiaries/VIEs FN (3)	Value of Bad Majority-Owned Subsidiaries/VIEs FN (4)	Cash Items & Government Securities FN (5)	Time Deposits FN (6)	Short Term Investments FN (7)	Investment Securities FN (8)	Good Intercompany Receivables FN (9)	Bad Intercompany Receivables FN (10)	Operating Assets FN (11)	Intercompany Trade Receivables FN (12)	Cash Pooling Arrangement Intercompany Receivables FN (13)	Off Balance Sheet IP Assets(14)	Total Assets FN (15)	Adjusted Total Assets FN (16)	Bad Assets FN (17)	40% Test Calculation FN (18)

FOOTNOTES

(1) "Wholly Owned Subsidiary" of a person means a company 95% or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of the first clause of this paragraph, is a Wholly Owned Subsidiary of such person.

"Majority-owned subsidiary" means a company 50% or more of the outstanding "voting securities" of which are owned by such person, or by a company that, within the meaning of this paragraph, is a majority-owned subsidiary of such person.

"VIE" means a variable interest entity with respect to which a company exercises "control" and has the right to substantially all of the rewards and bears substantially all of the risks of ownership of such variable interest entity through contractual arrangements. "Control" means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

(2) Each entity is labeled as an Operating Company or Investment Company. An Operating Company is any entity that is not an Investment Company. Investment Company includes:
1. Any entity that fails the 40% test.
2. Any entity that is, or historically has been, primarily engaged in, or proposes to engage in, the business of investing, reinvesting or trading in Securities.
3. Any entity that secures control of other companies primarily for the purpose of making a profit in the sale of the controlled companies' securities and not a company which secures control of other companies primarily for the purpose of engaging in the other companies' lines of business ("Special Situation Investment Company").
4. Any entity that is, or historically has been, primarily engaged in, or proposes to engage in, the business of issuing Face-Amount Certificates

(3) This column reflects the value of the securities of this entity's direct Majority-Owned Subsidiaries and VIEs that are an Operating Companies.
Value of unlisted securities such as the securities of the Majority-Owned Subsidiary or VIE is based on book value, which approximates fair value.

(4) This column reflects the value of the securities of this entity's direct Majority-Owned Subsidiaries and VIEs that are Investment Companies
Value of unlisted securities such as the securities of the Majority-Owned Subsidiary or VIE is based on book value, which approximates fair value.

(5) This column reflects the value of all cash on hand, demand deposits and Government Securities. This column does not include time deposits.

Government Security means any security issued or guaranteed as to principal or interest by the US, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States; or any certificate of deposit of the foregoing.

(6) This column reflects the value of any time deposits regardless of maturity.

(7) This column reflects the value of convertible bonds with maturity of less than 1 year.

(8) This column reflects the value of all securities owned by each entity (except for those securities reflected elsewhere in this worksheet), including any loan receivables or interest receivables from third parties or related parties regardless of whether the loan is charged any interest. It does not include securities already reflected under Columns E, G, H and K.

(9) This column reflects the value of any intercompany receivables from a subsidiary or VIE of this entity that is an Operating Company
(i.e, intercompany loans from this entity to a subsidiary or VIE that is an Operating Company).
Does not include intercompany receivables from a sister subsidiary.

(10) This column reflects the value of any intercompany loan receivables from either (1) a parent entity of this entity, (2) a sister subsidiary or (3) a subsidiary or VIE of this entity that is an Investment Company for each entity on unconsolidated basis
This column does not reflect the value of any intercompany receivables from (1) a parent entity of this entity or (2) a sister subsidiary that are either trade receivables or receivables from the company's cash pool arrangement. See Columns M and N for these intercompany trade receivables.

(11) This column reflects the value of operating assets that are not Investment Securities and cash items and not otherwise already reflected in this table

(12) These amounts are intercompany trade receivables for goods and services provided to a sister subsidiary or parent entity of this entity.

(13) These amounts are intercompany receivables due from its parent entity or sister subsidiary as part of a cash pooling arrangement.
Physical cash pooling allows a company to centralize its cash holdings across various subsidiaries resulting in more efficient cash management.
Each pool participant's cash is held in the account of the pool leader. This entities' pool leader is their parent entity or sister subsidiary.
Account transfers are performed automatically on daily basis between the accounts of the pool leader and the other pool participants.
These receivables are unsecured, interest free, and repayable upon demand. These receivables are being treated as cash items for purposes of the 40% test.

(14) Reflects the value of intellectual property assets acquired by the Company in connection with its business acquisition of PAI Health Inc. and Guoxu Insurance Brokerage Co., Ltd. in 2020.
See page F-28 of the Company's Form 20-F for the Fiscal Year Ended December 31, 2021 for details about these two transactions.

(15) Reflects the sum of Columns D through O.

(16) Reflects the value of Column P minus Columns F and N.

(17) Reflects the sum of Columns E, G, H, I and K.

(18) Reflects the value of Column R divided by Column Q.

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K	Column L	Column M	Column N	Column O	Column P	Column Q	Column R	Column S
Corporate Entities	Type of Entity FN (1)	Status of Entity FN (2)	Value of Good Majority-Owned Subsidiaries/VIEs FN (3)	Value of Bad Majority-Owned Subsidiaries/VIEs FN (4)	Cash Items & Government Securities FN (5)	Time Deposits FN (6)	Short Term Investments FN (7)	Investment Securities FN (8)	Good Intercompany Receivables FN (9)	Bad Intercompany Receivables FN (10)	Operating Assets FN (11)	Intercompany Trade Receivables FN (12)	Cash Pooling Arrangement Intercompany Receivables FN (13)	Off Balance Sheet IP Assets(14)	Total Assets FN (15)	Adjusted Total Assets FN (16)	Bad Assets FN (17)	40% Test Calculation FN (18)

As of December 31, 2021


= Good Asset
= Bad Asset
= Entity has no assets
= Subsidiary
= VIE
Zepp Health Corporation
(Cayman Islands)
100%
100%
100%
100%
ZEPP INC
(U.S.)
Zepp North America Inc.
(U.S.)
Hong Kong Zepp Holding Limited
(Hong Kong)
Zepp Investment Platform
100%
100%
Zepp Israel Ltd.
ZEPP Inc (Canada)
See Page 2


Hong Kong Zepp Holding Limited
100%
100%
100%
100%
100%
100%
PAI Health Inc.
Beijing Shunyuan Kaihua Technology Co., Ltd.
Galaxy Trading Platform Limited
Beijing Huami Intelligent Technology Co., Ltd.
Anhui Huami Health Technology Co., Ltd.
Dingshow
100%
100%
100%
87%
100%
100%
PAI Health Norway AS
See Page 3
Zepp Europe Holding B.V.
Zepp (Thailand) Co., Ltd.
Huzhou Huayuan Chuangxu Management Consulting Partnership(L.P.)
75%
Anhui Huami Health Technology Co., Ltd. Shanghai Branch
Dingshow HK
25%
100%
100%
100%
Zepp Health UK Ltd.
Zepp Netherlands Trading B.V.
Zepp Deutschland GmbH
Anhui Shunyuan Xinke Management Consulting Partnership (LP)
100%
100%
Zepp Netherlands Trading B.V.(France Branch)
Zepp Spain Information, Spain Branch


Beijing Shunyuan Kaihua Co., Ltd.
100%
100%
VIE
VIE
Shanghai Shengyin Technology Co.Ltd
Huami(Shenzhen) Information Technology Co., Ltd.
Huami (Beijing) Information Technology Co., Ltd.
100%
Huami Beijing Medical Health Technology Co. Ltd
Anhui Huami Information Technology Co., Ltd.
100%
100%
100%
100%
100%
100%
100%
100%
100%
Anhui Huami Healthcare Co., Ltd
Hefei Huami Micro-Electronics Co. Ltd
Huami (Nanjing) Information Technology Co., Ltd
Hefei Hi-Tech Huami Intelligence Polyclinic Co. Ltd
Anhui Huami Medical System Co. Ltd
Huami Commercial Management Co., Ltd
Huami(Shenzhen) Healthcare Co., Ltd
Zepp Information Technology Co., Ltd
Guoxu Insurance BrokersCo., Ltd
100%
100%
100%
100%
100%
100%
Beijing branch
Nanjing branch
Beijing Huangcun
Beijing Branch
Jiangsu Branch
Shanghai Branch